Via EDGAR (Correspondence)

May 9, 2011

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re.	State Street Corporation

Form 10-K for Fiscal Year Ended December 31, 2010

File No. 001-07511

Dear Ms. Hayes:

As we communicated to you today, we have received your letter dated April 27, 2011 regarding your review of the above-referenced filing. This will confirm that we intend to respond to the comments in that letter by May 31, 2011.

Please call the undersigned at 617-664-8697 or David A. Guy, Senior Vice President and Director of External Reporting and Accounting Policy, at 617-664-0595, if you have any questions or require additional information.

Very truly yours,

/s/ James J. Malerba
Executive Vice President,
Corporate Controller and
Chief Accounting Officer

cc:	David A. Guy